                                                                  EXHIBIT 4.2


MANAGEMENT'S DISCUSSION AND ANALYSIS  ("MD & A")

PARAMOUNT IS PLEASED TO REPORT ITS FINANCIAL AND OPERATING RESULTS FOR THE YEAR ENDED DECEMBER 31, 2002.

THE FOLLOWING DISCUSSION OF FINANCIAL POSITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO. IT OFFERS MANAGEMENT'S ANALYSIS OF PARAMOUNT'S HISTORICAL FINANCIAL AND OPERATING RESULTS AND PROVIDES ESTIMATES OF PARAMOUNT'S FUTURE FINANCIAL AND OPERATING PERFORMANCE BASED ON INFORMATION CURRENTLY AVAILABLE. ACTUAL RESULTS WILL VARY FROM ESTIMATES AND THE VARIANCES MAY BE SIGNIFICANT.

Paramount Resources Ltd. ("Paramount" or the "Company") is an exploration, development and production company with established operations in Alberta, British Columbia, Saskatchewan, the Northwest Territories, Montana, North Dakota and California. The Company has patiently executed its corporate growth strategy, focusing on natural gas as a commodity, and high impact exploration as the cornerstone to future success. Management's vision continues to be based on the long-term fundamentals for oil and natural gas in North America. During 2002, Paramount continued to focus its efforts on building a strong asset base through exploration and development, and the acquisition of Summit Resources Limited ("Summit").

SIGNIFICANT EVENTS

     o    ACQUISITION OF SUMMIT RESOURCES LIMITED

          On June 28, 2002, Paramount closed the acquisition of Summit Resources Limited for cash consideration of $251.4 million and assumed net debt of $81.0 million. The acquisition diversified the Company's production base and consolidated certain working interests in Central Alberta which the Company believes are highly prospective.

     o    CREATION OF AN INDEPENDENT ENERGY TRUST

          In conjunction with Paramount's acquisition of Summit, the Company announced its intention to create an independent Energy Trust (the "Trust"), providing shareholders an investment which would complement Paramount's traditional exploration and development strategy.

          During the first quarter 2003, all necessary regulatory clearances with respect to the Canadian prospectus and a US Registration Statement were received. Paramount subsequently transferred a portion of its Northeast Alberta assets to the Trust and issued a $51 million dividend in kind of Trust Units received from the Trust to its shareholders. On March 11, 2003, the Trust closed a rights offering, the proceeds of which partially capitalized the Trust and allowed it to purchase from Paramount additional assets in Northeast Alberta.

     o    SETTLEMENT OF BITUMEN/NATURAL GAS CO-PRODUCTION ISSUE

          On June 27, 2002, Paramount received compensation of $47.1 million in settlement for the Surmont shut-in order of May 1, 2000.

     o    SALE OF REMAINING INVESTMENT IN PEYTO EXPLORATION AND DEVELOPMENT
          CORP.

          Paramount monetized its remaining investment in Peyto Exploration and Development Corp. to realize cash proceeds of $45.0 million in 2002 for a net gain of $40.1 million.


HIGHLIGHTS

     o    Cash flow totaled $259.9 million or $4.37 per share.

     o Natural gas sales averaged 241 MMcf/d; crude oil and natural gas liquids production averaged 5,663 Bbl/d.

ACCOUNTING POLICY

Paramount follows the "successful efforts" method of accounting for its petroleum and natural gas operations. This method, unlike the alternative "full cost" accounting method, usually generates a more conservative value for net earnings as exploration expenditures, including exploratory dry hole costs, geological and geophysical costs, lease rentals on undeveloped properties as well as the cost of surrendered leases and abandoned wells are expensed rather than capitalized in the year incurred. However, to make reported cash flow results comparable to industry practice, Paramount reclassifies geological and geophysical costs as well as surrendered leases and abandonment costs from operating to investing activities.

REVENUE

-------------------------------------------------------------------------------------------------
PRODUCTION REVENUE (thousands of dollars)               2002             2001           2000
-------------------------------------------------------------------------------------------------
Natural gas                                     $    311,438     $    481,436    $   375,746
Crude oil and natural gas liquids                     72,750           28,442         21,676
Commodity hedging  gain (loss)                        46,813           15,808         (5,952)
Gain on sale of short-term investments                40,830            2,982             -
Other                                                  2,111             (295)            -
-------------------------------------------------------------------------------------------------
Gross revenue                                   $    473,942     $    528,373    $   391,470
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

Paramount's financial success is contingent upon the growth of reserves and production volumes and the economic environment that creates a demand for natural gas and crude oil. Such growth is a function of the amount of cash flow that can be generated and reinvested into a successful capital expenditure program. To protect cash flow against commodity price volatility, the Company will, from time to time, manage cash flow by utilizing commodity price hedges. The hedging program is generally for periods of less than one year and restricted to a maximum of 50 percent of Paramount's current production volumes.

Petroleum and natural gas revenue totaled $431.0 million in 2002, as compared to $525.7 million in 2001 (2000 - $391.5 million). The decrease in revenue results from lower commodity prices received during the year. Weaker natural gas demand resulted in a decrease of 33% in Paramount's average natural gas sales price to $4.08/Mcf as compared to $6.12/Mcf in 2001 (2000 - $4.59/Mcf). Included in petroleum and natural gas sales are $46.8 million of commodity hedging gains attributed primarily to natural gas hedges. On a per unit basis the 2002 price includes approximately $0.55/Mcf profit from natural gas commodity hedges that were in place during the year. Natural gas sales volumes averaged 241 MMcf/d in 2002 as compared to 225 MMcf/d in 2001 (2000 - 220 MMcf/d). The increase in natural gas sales volumes is attributed to the acquisition of Summit effective June 28, 2002, which added approximately 50 MMcf/d of natural gas production.

Oil and natural gas liquids prices averaged $34.64/Bbl, as compared to $35.48/Bbl in 2001 (2000 - $37.80/Bbl). Oil and natural gas liquids production increased 162 percent to average 5,663 Bbl/d in 2002 as compared to 2,165 Bbl/d in 2001 (2000 - 1,571 Bbl/d). This increase is attributable to the acquisition of Summit which at the time of acquisition produced approximately 5,000 Bbl/d of oil and natural gas liquids.

Paramount's 2002 production profile continues to be significantly weighted to natural gas but the Company has increased its oil and natural gas liquids production with the Summit acquisition. In 2002 natural gas revenue contributed 83 percent of Paramount's total petroleum and natural gas revenue compared to 95 percent in 2001.

Fourth quarter petroleum and natural gas revenue totaled $135.5 million as compared to $87.7 million for the comparable quarter in 2001. The increase in sales resulted from an increase in production volumes associated with the acquisition of Summit, as well as an increase in natural gas prices, which averaged $4.60/Mcf during the quarter as compared to $4.17/Mcf for the comparable quarter in 2001. Natural gas sales averaged 263 MMcf/d for the fourth quarter of 2002 compared to 218 MMcf/d for the comparable quarter in 2001. Oil and natural gas liquids sales averaged 8,552 Bbl/d in the fourth quarter of 2002 as compared to 2,002 Bbl/d for the comparable quarter in 2001.

At December 31, 2002, Paramount had the following natural gas commodity price hedges in place representing approximately 40 percent of Paramount's average 2002 production:

VOLUME

-----------------------------------------------------------------------------
AECO                         PRICE                         TERM
-----------------------------------------------------------------------------
10,000 GJ/d                   $5.46             November 2002 - October 2003
20,000 GJ/d                   $5.06             November 2002 - October 2003
20,000 GJ/d                   $5.25             November 2002 - October 2003

NYMEX
-----------------------------------------------------------------------------
20 MMcf/d                   US$3.83             November 2002 - October 2003
20 MMcf/d                   US$3.90             November 2002 - October 2003
10 MMcf/d                   US$4.10             November 2002 - October 2003

WTI
-----------------------------------------------------------------------------
1,000 Bbl/d                US$24.07                    May 2002 - April 2004
1,000 Bbl/d                US$24.33             January 2003 - December 2003
-----------------------------------------------------------------------------


The unrealized loss on these financial hedges at December 31, 2002 totaled $28.7 million.

The Company also has in place foreign exchange hedges, which have fixed the exchange rate on US $40.9 million for CDN $58.6 million over the next three years at CDN $1.4322. For the year ended December 31, 2002, gross revenue included losses from foreign currency hedging activity of $3.4 million (2001 - $1.7 million).

During 2002, approximately 43 percent of Paramount's natural gas sales were under long-term contracts to gas aggregators and direct-sales purchasers as compared to 42 percent and 46 percent for 2001 and 2000, respectively.

NATURAL GAS SALES PER MARKET GROUP                                            2002         2001         2000
------------------------------------ ------------------------------------ ------------ ------------ -------------
LONG-TERM CONTRACTS                                                        BCF      %   Bcf      %   Bcf       %
------------------------------------ ------------------------------------ ------------ ------------ -------------
Mirant                               Midwestern US, Pacific Northwest     14.7    16.6  17.4   21.2  19.6    24.3
                                     US, California and Quebec
Progas                               Northeastern US                       9.6    10.9   8.1    9.9   7.2     8.9
Canstates/Temco                      Northeastern US                       1.5     1.7   1.9    2.2   3.2     4.0
TransCanada                          Eastern Canada                        0.4     0.5   2.7    3.3   1.2     1.5
------------------------------------ ------------------------------------ ------------ ------------ -------------
Subtotal - aggregators                                                    26.2    29.7  30.1   36.6  31.2    38.7
------------------------------------ ------------------------------------ ------------ ------------ -------------
Direct sales
Nexen                                Midwestern US                         2.9     3.3     -      -     -       -
Selkirk                              Northeastern US                       6.0     6.8   4.5    5.5   6.0     7.4
West Windsor                         Eastern Canada                        0.6     0.7     -      -     -       -
BC Gas                               British Columbia                      0.6     0.7     -      -     -       -
Duke                                 AECO                                  1.4     1.6     -      -     -       -

------------------------------------ ------------------------------------ ------------ ------------ -------------
Subtotal - direct sales                                                   11.5    13.1   4.5    5.5   6.0     7.4
------------------------------------ ------------------------------------ ------------ ------------ -------------
Subtotal - Long-term Contacts                                             37.7    42.8  34.6   42.1  37.2    46.1
------------------------------------ ------------------------------------ ------------ ------------ -------------
Short-term markets
Spot                                 Chicago                               3.2     3.6     -      -     -       -
Spot                                 Eastern Canada                        2.7     3.1     -      -     -       -
Spot                                 California                           13.8    15.7  14.6   17.8  14.6    18.1
Spot                                 Alberta/Waddington                   30.7    34.8  32.9   40.1  28.7    35.8
------------------------------------ ------------------------------------ ------------ ------------ -------------
Total(1)                                                                  88.1   100.0  82.1  100.0  80.5   100.0
------------------------------------ ------------------------------------ ------------ ------------ -------------

(1)  Natural gas sales for 2000 reflect a 366-day year

For 2003, revenues will be impacted by drilling success and production volumes as well as external factors such as the market for natural gas, the exchange rate of the Canadian dollar relative to the US dollar and the West Texas Intermediate ("W.T.I") price for crude oil. Additionally, the disposition of producing natural gas assets in Northeast Alberta to the Trust will reduce production volumes and corresponding reserves. Natural gas production in this area averaged approximately 97 MMcf/d during 2002, exiting the year at 90 MMcf/d. A minor asset disposition package is also currently being marketed, with bids expected to close early in 2003.

The Company anticipates a continued positive trend in commodity prices for 2003 relative to the prices received in 2002.

GAIN ON SALE OF SHORT-TERM INVESTMENTS

During the year Paramount disposed of 8.7 million shares of Peyto Exploration and Development Corp. at an average price of $5.17 per share for net proceeds of $45.0 million resulting in a gain of $40.1 million. In 2002, Paramount also disposed of 1.25 million shares of Triquest Energy Corp. at an average price of $2.98 per share for net proceeds of $3.7 million resulting in a gain of $0.7 million. Paramount routinely utilizes a portion of its working capital to make short-term investments in private and publicly traded oil and gas companies. Accordingly, related gains and losses are included in cash flow from operations.

BITUMEN/NATURAL GAS CO-PRODUCTION

On February 28, 2002, Paramount entered into a Memorandum of Agreement with the Province of Alberta and Conoco Canada Resources Ltd. ("Conoco"), effective May 1, 2000. The Memorandum of Agreement provided, inter alia, for compensation of $85 million to be paid to the Surmont Gas Producers by the Alberta Crown in the form of reduced royalties as well as the granting to the Province of Alberta by the Surmont Gas Producers of an 11 percent gross overriding royalty encompassing certain wells, lands and leases affected by the shut-in order of May 1, 2000. Compensation of $47.1 million was received in June 2002. This amount has been recorded in the Consolidated Statement of Earnings, net of the net book value of wells, lands and leases in the affected area of $9.1 million.

ROYALTIES

Royalties are paid by Paramount to the owners of mineral rights with whom the Company holds leases. Paramount has mineral leases with the Crown (Provincial and Federal Governments), freeholders and other operators with whom the Company has joint interests.

------------------------------------------- ---------------- ----------------- ----------------
ROYALTIES (thousands of dollars)                      2002             2001              2000
------------------------------------------- ---------------- ----------------- ----------------
Crown royalties                                   $ 71,535         $ 94,253          $ 76,470
Other royalties                                      3,658            5,953             4,587
------------------------------------------- ---------------- ----------------- ----------------
                                                    75,193          100,206            81,057
Alberta Royalty Tax Credit                            (749)            (500)             (516)
------------------------------------------- ---------------- ----------------- ----------------
Total royalties                                   $ 74,444         $ 99,706          $ 80,541
------------------------------------------- ---------------- ----------------- ----------------
------------------------------------------- ---------------- ----------------- ----------------
Average corporate royalty rate                        17.2%           18.9%             20.6%
------------------------------------------- ---------------- ----------------- ----------------
------------------------------------------- ---------------- ----------------- ----------------


Alberta gas Crown royalties are a cash royalty calculated on the Crown's share of production using the Alberta Reference Price. The Alberta Reference Price is the monthly weighted average price for gas consumed in Alberta and gas exported from Alberta reduced for allowances for transportation and marketing. A subsequent cost-of-service credit is applied to account for the Crown's share of allowable capital and processing fees to arrive at the net royalty.

For 2002, royalties net of the Alberta Royalty Tax Credit ("ARTC") decreased to $74.4 million from $99.7 million in 2001 (2000 - $80.5 million) due to lower natural gas commodity prices. As a percentage of production revenue, Paramount's corporate royalty rate decreased to 17.2 percent as compared to 18.9 percent in 2001 (2000 - 20.6 percent). Fourth-quarter royalties reflected the increase in production volumes and commodity prices compared to the prior year's quarter, and increased to $28.2 million as compared to $12.4 million during the fourth quarter 2001.

For 2003, Paramount's average corporate royalty rate is expected to increase, giving effect to a corporate average natural gas price which will be less than the Alberta Reference Price on which royalties are calculated. This results from expected losses on the Company's hedging program which are netted from revenues in deriving at petroleum and natural gas sales. As in 2002, there will continue to be minimal royalties paid to the Federal Government for production from projects in the Northwest Territories. Royalties for these projects are subject to payout accounts.

OPERATING EXPENSES

------------------------------------------------ ---------------- ----------------- ----------------
OPERATING EXPENSES (thousands of dollars)                   2002              2001             2000
------------------------------------------------ ---------------- ----------------- ----------------
Operating expenses                                       $86,067           $61,045          $47,974
------------------------------------------------ ---------------- ----------------- ----------------
------------------------------------------------ ---------------- ----------------- ----------------
Net operating expenses per Mcfeq                           $0.79             $0.68            $0.56
------------------------------------------------ ---------------- ----------------- ----------------
------------------------------------------------ ---------------- ----------------- ----------------

Paramount's 2002 operating expenses increased 41 percent to $86.1 million from $61.0 million in 2001 (2000 - $48.0 million). On a unit-of-production basis, average operating costs increased to $0.79/Mcfeq from $0.68/Mcfeq in 2001 (2000
- $0.56/Mcfeq). Fourth-quarter operating costs increased to $23.5 million as compared to $17.5 million a year earlier, primarily due to the increased well base in the current quarter associated with the Summit acquisition.

Paramount constructs and operates plant facilities and gathering systems as a corporate strategy in order to control the flow of gas to market. These facilities incur fixed costs, which are in addition to the costs incurred at the well level, thereby increasing total operating expenses and the relative magnitude of the per unit costs. As production declines in the Company's traditional shallow gas areas, per-unit operating costs have increased. In new core areas facilities are constructed in anticipation of maximizing throughput, which in many cases has not yet been achieved. As optimization occurs and production volumes increase, per-unit costs should decrease to levels historically experienced by the Company. Operating costs associated with the Northeast Alberta assets totaled $32.3 million in 2002 or $0.91/Mcf.

For 2003, the Company expects operating costs on a per-unit-basis to decline marginally in recognition of the disposal of higher cost assets in Northeast Alberta.

GENERAL AND ADMINISTRATIVE EXPENSES

--------------------------------------------------------------------------------------------------------------------
GENERAL AND ADMINISTRATIVE EXPENSES (thousands of dollars)                 2002           2001           2000
--------------------------------------------------------------------------------------------------------------------
Gross general and administrative expenses                              $    30,868    $    26,374    $    18,982
Operating recoveries                                                       (15,238)       (15,766)       (11,369)
--------------------------------------------------------------------------------------------------------------------
General and administrative expenses before SARP                             15,630         10,608          7,613
Share Appreciation Rights Plan ("SARP")                                        582          1,738          2,047
--------------------------------------------------------------------------------------------------------------------
Net general and administrative expenses                                $    16,212    $    12,346    $     9,660
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Net general and administrative expenses per Mcfeq                      $      0.15    $      0.14    $      0.11
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

General and administrative expenses, net of operating recoveries and before costs associated with the Share Appreciation Rights Plan ("SARP"), increased to $15.6 million in 2002 as compared to $10.6 million in 2001 (2000 - $7.6 million). The increase is a result of additional salaries incurred in respect of the Summit office and field personnel, as well as additional administrative expenditures incurred to set up and staff the Trust. During the year, the Company increased head office staff by more than 40 percent and field staff by 60 percent in order to manage the Company's increasing asset base and to adequately staff the Trust. Cost increases associated with additional staffing levels include salary, benefits and rent. Paramount does not capitalize any general and administrative expenses.

Certain costs associated with setting up the Trust including legal and professional fees and advisory fees have been deferred and will be included as a cost associated with the disposition of the Northeast Alberta assets.

At the Annual General Meeting of the shareholders held June 14, 2001, a resolution was approved to introduce an employee stock option plan as a substitute for the SARP. Share appreciation rights previously held by employees have been grandfathered until their expiry and are capped at a price of $14.50, that being the grant price of an equal number of stock options. Under the SARP, participants are entitled to receive a benefit of an amount equal to the positive difference between the exercise price and $14.50, which difference is charged to general and administrative expenses. At December 31, 2002, 238,000 SARP's remained outstanding. Employees exercising options have the choice of receiving cash from the Company for the positive difference between the exercise price and market price of the Company shares or receiving Company shares. Cash consideration paid is charged to general and administrative costs as incurred. During 2002, 177,000 options were exercised for consideration of $0.6 million as compared to $1.7 million in 2001 (2000 - $2.0 million).

General and administrative expenses are expected to decline in 2003 as the Trust's operations will be excluded from Paramount's activities.

INTEREST EXPENSE

------------------------------------------- ---------------- ----------------- ----------------
INTEREST EXPENSE (thousand of dollars)                 2002              2001             2000
------------------------------------------- ---------------- ----------------- ----------------
Interest expense                                   $ 23,943          $ 19,291         $ 22,313
Total Debt, December 31                            $539,270          $316,600         $315,000
Debt to cash flow                                      2.07              1.04             1.41
------------------------------------------- ---------------- ----------------- ----------------

Interest expense, representing interest on bank debt, increased to $23.9 million from $19.3 million in 2001 (2000 - $22.3 million). The increase reflects significantly higher average debt levels during 2002 necessary to fund the Summit acquisition and the higher interest rates charged on the facility.

To finance the acquisition of Summit, the Company negotiated a $600 million credit facility with a syndicate of Canadian Chartered banks, including a $466 million production facility, a $109 million bridge facility and a $25 million working capital facility.

The term of the credit facility was initially structured to coincide with the closing of the transfer by Paramount to the newly formed Trust of a portion of its Northeast Alberta assets. As the Trust Rights Offering did not close until March 11, 2003, Paramount requested a formal extension of the existing facility. Upon closing of the Trust transaction the proceeds received by Paramount from the sale of the assets to the Trust have been used to permanently reduce bank indebtedness. On March 11, 2003, the term of the facility was extended to April 30, 2003, the bridge facility was paid down in its entirety and the credit facility reduced to $315.5 million.

The Company had a note payable in the amount of $33 million to Paramount Oil and Gas Ltd. The note was paid in full on March 7, 2003.

DRY HOLE COSTS

Under the successful efforts method of accounting, costs of drilling exploratory wells are initially capitalized and, if subsequently determined to be unsuccessful, are charged to dry hole expense. All other exploration costs, including geological and geophysical costs and annual lease rentals, are charged to exploration expense as incurred. For 2002, dry hole costs amounted to $120.1 million as compared to $8.9 million in 2001 and $7.0 million in 2000. The provision includes $4.7 million of costs associated with wells drilled in the current year, $7.5 million of expired mineral leases, $41.9 million associated with exploratory wells drilled in Canada in previous years, which the Company has determined will not be capable of production in economic quantities, and $66.0 million related to certain exploratory projects in the United States which the Company has determined to be unsuccessful.

Geological and geophysical expenses decreased during 2002 to $9.3 million (2001
- $10.6 million; 2000 - $6.8 million).

DEPLETION, DEPRECIATION AND AMORTIZATION

The current year provision for depletion and depreciation expense totaled $169.4 million as compared to $105.4 million in 2001 (2000 - $50.6 million). On a unit-of-production basis, depletion and depreciation costs averaged $1.56/Mcfeq as compared to $1.21/Mcfeq in 2001 (2000 - $0.59/Mcfeq). A larger depletable base due to the 2002 capital expenditure program and acquisition of Summit combined with reduced proved reserves increased the depletion factor during the fourth quarter.

Under the successful efforts method of accounting, depletion and depreciation is provided based on estimated proved recoverable reserves of each producing property. Capital costs associated with undeveloped land of $218 million and non-producing petroleum and natural gas properties of $149 million totaling $367 million are excluded from capital costs subject to depletion in 2002 (2001 - $402 million).

For 2003, the provision for depletion and depreciation is expected to decrease reflecting the disposition of assets in Northeast Alberta to the Trust and the corresponding reduction in production volumes. Increases or decreases in the depletion rate on a unit-of-production basis will be influenced by the reserves added through the 2003 drilling program or by acquisition.

FUTURE SITE RESTORATION AND ABANDONMENT COSTS

On an annual basis the Company reviews the liability for future site restoration and abandonment costs. For 2002 the provision totaled $3.4 million as compared to $2.4 million in 2001 (2000 - $1.7 million). Current estimates for site restoration of all the Company's properties total approximately $58 million, excluding assets in Northeast Alberta which were sold to the Trust during the first quarter of 2003. At December 31, 2002, $23.0 million is reflected as an accumulated provision in the financial statements. This amount includes an accumulated provision for future site restoration of $10.6 million included as part of the acquisition of Summit Resources Limited.

WRITE-DOWN OF PETROLEUM AND NATURAL GAS PROPERTIES

The Company has recorded a provision of $31.3 million in 2002 (2001, 2000 - nil) in respect of impairment in certain producing non-core oil and gas assets located in Alberta and Southeast Saskatchewan.

INCOME TAXES

In 2002, Paramount recorded Large Corporations and other tax expense of $9.2 million as compared to $2.7 million in 2001 (2000 - $2.3 million). The Company did not pay current income tax in 2002.

The future income tax benefit recorded in 2002 totaled $46.9 million as compared to a $56.1 million provision in 2001 (2000 - $72.0 million provision). The Company also recorded a $104.9 million future tax liability in respect of the Summit acquisition, which represents the tax effect of the difference between the value attributed to the Summit capital assets and the value of the related tax pools.

------------------------------------------------------------------------------------
ESTIMATED INCOME TAX POOLS (millions of dollars)                  DECEMBER 31, 2002
------------------------------------------------------------------------------------
Undepreciated capital costs (UCC)                                            $313.5
Canadian oil and gas property expenses (COGPE)                                302.2
Canadian exploration expenses (CEE)                                             9.4
Canadian development expenses (CDE)                                           148.1
Foreign exploration and development expenses (FEDE)                            22.4
Other                                                                           0.7
------------------------------------------------------------------------------------
Total estimated income tax pools                                             $796.3
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------

Paramount has available approximately $796 million of unutilized tax pools at December 31, 2002. These tax pools will be available for deduction in 2003 in accordance with Canadian income tax regulations at varying rates of amortization.

The disposition of the Northeast Alberta assets to the Trust will result in a reduction to COGPE and UCC.

CASH FLOW AND EARNINGS

----------------------------------------------- ---------------- ----------------- ----------------
(thousands of dollars)                                     2002              2001             2000
----------------------------------------------- ---------------- ----------------- ----------------
Cash flow from operations                              $259,916          $303,937         $223,446
Net earnings                                           $ 10,307          $118,902         $ 86,062
Weighted average shareholders' equity                  $540,745          $477,705         $373,623
After-tax rate of return (%)                                1.9              24.9             23.0
----------------------------------------------- ---------------- ----------------- ----------------

Paramount's cash flow from operations decreased 14 percent to $259.9 million or $4.37 per basic common share ($4.36 per diluted common share) from $303.9 million or $5.11 per basic and diluted common share in 2001 (2000 - $223.4 million or $3.76 per basic and diluted common share). The decrease is due to lower natural gas prices in 2002, offset somewhat by higher gas and liquids production during the year, as a result of the Summit acquisition. Fourth-quarter cash flow totaled $62.1 million, an increase of 30 percent from $47.7 million during the same period in 2001 (2000 - $97.2 million). The weighted average common shares outstanding totaled 59.5 million in 2002, unchanged from 59.5 million in 2001 and 2000.

Earnings decreased to $10.3 million or $0.17 per basic common share ($0.16 per diluted common share) compared to $118.9 million or $2.00 per basic and diluted common share in 2001 (2000 - $86.1 million or $1.45 per basic and diluted common share). The lower earnings in 2002 are a result of decreased cash flows, as well as larger non-cash charges for depletion and depreciation, dry hole costs, and the write-down of petroleum and natural gas properties. The impact of these charges was partially offset by a significant future tax recovery.

Paramount's three-year average after-tax rate of return on a book basis, based upon the weighted average shareholders' equity invested, was 17 percent.


NETBACKS

----------------------------------------------- ---------------- ----------------- ----------------
NETBACKS ($/Mcfeq)                                         2002              2001             2000
----------------------------------------------- ---------------- ----------------- ----------------
Gross revenue                                             $3.98             $5.87            $4.54
Royalties (net of ARTC)                                    0.68              1.11             0.93
Operating costs                                            0.79              0.68             0.56
----------------------------------------------- ---------------- ----------------- ----------------
Operating netback                                          2.51              4.08             3.05
General and administrative                                 0.15              0.14             0.11
Lease rentals                                              0.04              0.05             0.06
Interest on long-term debt                                 0.22              0.21             0.26
Current and Large Corporations tax                         0.08              0.31             0.03
----------------------------------------------- ---------------- ----------------- ----------------
Cash netback                                              $2.02             $3.37            $2.59
----------------------------------------------- ---------------- ----------------- ----------------
----------------------------------------------- ---------------- ----------------- ----------------

CAPITAL EXPENDITURES

-------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES (thousands of dollars)                              2002           2001           2000
-------------------------------------------------------------------------------------------------------------
Land                                                             $      6,410    $    39,166    $    24,016
Geological and geophysical                                              9,303         10,646          6,784
Drilling                                                              124,076        127,736        108,811
Production equipment and facilities                                    77,407         94,775         92,690
-------------------------------------------------------------------------------------------------------------
Exploration and development expenditures                              217,196        272,323        232,301
-------------------------------------------------------------------------------------------------------------
Summit Resources Limited acquisition                                  449,648              -              -
Dry hole and geological and geophysical costs expensed               (129,361)       (19,590)       (13,803)

Petroleum and natural gas property impairment                         (42,183)             -              -
Property acquisitions                                                  28,610         19,048         61,550
Property dispositions                                                  (4,995)       (11,763)       (34,205)
Other                                                                   2,349          1,166          3,205
-------------------------------------------------------------------------------------------------------------
Net capital expenditures                                              521,264        261,184        249,048
Adoption of new accounting policy                                           -              -         14,900
-------------------------------------------------------------------------------------------------------------
Change in cost of petroleum and natural gas properties            $   521,264    $   261,184    $   263,948
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

During 2002, expenditures for exploration and development activities totaled $217.2 million as compared to $272.3 million in 2001 (2000 - $232.3 million). A total of 135 gross (99.4 net) wells were drilled during the year, including 15 gross (6.3 net) wells in the fourth quarter, compared to 196 gross (158.7 net) wells in 2001 (2000 - 163 gross, 128.7 net).

Net capital expenditures, including property acquisitions net of dispositions and the acquisition of Summit, amounted to $521.3 million in 2002 as compared to $261.2 million in 2001 (2000 - $249.0 million).

Dry hole and geological and geophysical costs expensed totaled $129.4 million in 2002 as compared to $19.6 million in 2001 (2000 - $13.8 million). Included in this amount are $41.9 million associated with exploratory wells drilled in Canada in previous years, and $66.0 million related to exploratory projects in the United States, which the Company has determined to be unsuccessful. Seismic costs during 2002 totaled $9.3 million, as compared to $10.6 million in 2001 (2000 - $6.8 million).

In conjunction with the cash compensation received from the Alberta Crown related to the Surmont natural gas/bitumen issue, the Company has made a provision of approximately $9.1 million (net of $1.8 million accumulated depletion and depreciation) in recognition of the impairment in asset value resulting from the shut-in. This amount represents the net book value of the assets carried in the financial statements.

Paramount has also recorded a $31.3 million impairment charge in respect of producing non-core oil and gas assets located in Alberta and Southeast Saskatchewan.

For 2003, Paramount's capital expenditure budget will be funded by internally generated cash flow and minor property dispositions. Any deficiency will draw upon existing credit facilities.

INVESTMENTS

SHORT-TERM INVESTMENTS
The Company has the following short-term investments:

--------------------------------------------------------------------------------------------------------------------------
                                               OPENING        PURCHASED        CLOSING                          GAIN ON
                                             2002 SHARES       (SOLD)        2002 SHARES     INVESTMENT           SALE
--------------------------------------------------------------------------------------------------------------------------
INVESTMENTS
Peyto Exploration and Development Corp.       8,709,072      (8,709,072)             -     $          -      $ 40,105,111
Triquest Energy Corp.***                      5,000,000      (5,000,000)             -                -           725,000
Fox Creek Petroleum Corp.                     1,028,571       1,144,591      2,173,162        2,234,000
Jurassic Oil and Gas Ltd.                                       850,000        850,000        1,020,000
Spearhead Resources Inc.*                                                                     5,000,000
Altius Energy Corp.**                                                                         4,690,240
--------------------------------------------------------------------------------------------------------------------------
                                                                                           $ 12,944,240      $ 40,830,111
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

* Spearhead Resources Inc. $5 million 8 percent secured convertible debenture due September 12, 2003
** Altius Energy Corp. $2.7 million US 14 percent secured convertible debenture due April 9, 2005
*** During the year Triquest shares were consolidated on a 4-for-1 basis. Actual Triquest shares sold in 2002 were 1,250,000.

At December 31, 2002, all short-term investments were either debentures, or warrants or shares in private companies, therefore a market value for these assets is not readily accessible. The Company believes that the market value of its short-term investments approximates their book value.

INVESTMENT IN DRILLING COMPANY

Paramount owns a 50 percent equity interest in Wilson Drilling Ltd., a private company established to operate 3 drilling rigs in Western Canada. The Company accounts for its interest using proportionate consolidation whereby its pro-rata share of the financial results is combined on a line-by-line basis with similar items in the Company's financial statements.

INVESTMENT IN PIPELINE COMPANY

Paramount owns a 50 percent equity interest, before payout (45 percent after payout) in Shiha Energy Transmission Ltd., a private company established to transport natural gas from operations in the Liard core area, Northwest Territories to facilities in British Columbia. The Company accounts for its interest using proportionate consolidation whereby its pro-rata share of the financial results is combined on a line-by-line basis with similar items in the Company's financial statements.

INVESTMENT IN ENGINEERING COMPANY

Paramount owns a 50 percent equity interest in a private company whose principal business is to provide consulting and technical engineering services. The Company accounts for its interest using proportionate consolidation whereby its pro-rata share of the financial results is combined on a line-by-line basis with similar items in the Company's financial statements.

DEFERRED REVENUE

During 2002, Paramount recognized in revenue $39.4 million (2001 - $1.2 million; 2000 - $1.2 million) of deferred revenue primarily related to the settlement of natural gas commodity hedging contracts that were previously put in place to shelter the Company from declining gas prices. Paramount's accounting policy recognizes these gains in the accounting years of related production. The deferred hedging gains of $7.8 million at December 31, 2002 will be recognized in revenue in 2003.

BANK DEBT, LIQUIDITY AND RISK MANAGEMENT

Paramount's debt and equity capital structure as at December 31, 2002, was as follows:

-------------------------------------- ------------------------------------ -----------------------------------
(thousands of dollars, except per                    AT COST                           AT MARKET(1)
share)                                    AMOUNT        %       $/SHARE(2)     AMOUNT        %       $/SHARE(2)
-------------------------------------- ------------ --------- ------------- ------------ --------- -------------
Bank debt, net of working capital          555,243       54         9.34        555,243       32          9.34
Future income taxes                        279,855       27         4.71        279,855       16          4.71
Common share equity                        190,193       19         3.20        891,879       52         15.00
-------------------------------------- ------------ --------- ------------- ------------ --------- -------------
TOTAL                                    1,025,291      100        17.25      1,726,977      100         29.05
-------------------------------------- ------------ --------- ------------- ------------ --------- -------------

(1)  Close at December 31, 2002 - $15.00 /share.
(2)  At December 31, 2002 - 59,458,600 basic common shares outstanding.


To finance the acquisition of Summit, the Company negotiated a $600 million credit facility with a syndicate of Canadian Chartered Banks, including a $466 million production facility, a $25 million working capital facility, and a $109 million bridge facility. Upon receipt of the Surmont proceeds the bridge facility was permanently reduced by approximately $47.1 million.

Upon closing of the Initial offering of units by Paramount Energy Trust (the "Trust"), the proceeds received by the Company in exchange for petroleum and natural gas properties sold to the Trust were used to permanently reduce bank indebtedness. Effective March 12, 2003, the available borrowing base under the current credit facility was reduced to $315.5 million.

Also of significant importance to the Company is the Canada/US exchange ratio, since a substantial percentage of the natural gas sales and crude oil sales of the Company are made into and priced effectively on US markets. Any improvement in the Canadian dollar relative to its US counterpart will have a negative impact on the wellhead price received for our production. To manage this risk, Paramount has entered into currency swap agreements that have fixed the exchange rates on US $40.9 million of future production revenue over the next three years at CDN $58.6 million. In addition, the Company's US $20 million bank loan is also designated as a currency hedge.

As at December 31, 2002, the Company's issued share capital consisted of 59,458,600 common shares (December 31, 2001 and 2000 - 59,453,600 common shares). Paramount instituted a "Normal Course Issuer Bid" to acquire a maximum of 5 percent of its issued and outstanding shares commencing September 1, 2001, and ending August 31, 2002. During 2002, no shares were purchased pursuant to the plan.

RISKS AND UNCERTAINTIES

Companies involved in the exploration for and production of oil and natural gas face a number of risks and uncertainties inherent in the industry. The Company's performance is influenced by commodity pricing, transportation and marketing constraints and government regulation and taxation.

Natural gas prices are influenced by the North American supply and demand balance as well as transportation capacity constraints. Seasonal changes in demand, which are largely influenced by weather patterns, also affect the price of natural gas.

Stability in natural gas pricing is available through the use of short and long-term contract arrangements. Paramount utilizes a combination of these types of contracts, as well as spot markets, in its natural gas pricing strategy. As the majority of the Company's natural gas sales are priced to US markets, the Canada/US exchange rate can strongly affect revenue.

Oil prices are influenced by global supply and demand conditions as well as for worldwide political events. As the price of oil in Canada is based on a US benchmark price, variations in the Canada/US exchange rate further affect Paramount's oil price.

The Company's access to oil and natural gas sales markets is restricted, at times, by pipeline capacity. In addition, it is also affected by the proximity of pipelines and availability of processing equipment. Paramount controls as much of its marketing and transportation activities as possible in order to minimize any negative impact from these external factors.

The oil and gas industry is subject to extensive controls, regulatory policies and income taxes imposed by the various levels of government. These controls and policies, as well as income tax laws and regulations, are amended from time to time. The Company has no control over government intervention or taxation levels in the oil and gas industry; however, it operates in a manner to ensure that it is in compliance with all regulations and is able to respond to changes as they occur.

Paramount's operations are subject to the risks normally associated with the oil and gas industry including hazards such as unusual or unexpected geological formations, high reservoir pressures and other conditions involved in drilling and operating wells. The Company minimizes these risks using prudent safety programs and risk management, including insurance coverage against potential losses.

The Company recognizes that the industry is faced with an increasing awareness with respect to the environmental impact of oil and gas operations. Paramount has reviewed the environmental risks to which it is exposed and has determined that there is no current material impact on the Company's operations; however, the cost of complying with environmental regulations is increasing. Paramount will ensure continued compliance with environmental legislation.

KYOTO PROTOCOL ON GREENHOUSE GAS EMISSIONS

Canada is signatory to an International Treaty to achieve a 6 percent reduction from 1990 greenhouse gas emission levels by 2008-2012, which represents approximately a 25 percent cut from current levels. At this time the Company does not know what final course of action the Canadian or United States governments will take in this regard and accordingly cannot measure the potential risk to our business.

2003 CASH FLOW FORECAST AND SENSITIVITY ANALYSIS

The Company's earnings and cash flow are highly sensitive to changes in commodity prices, exchange rates and other factors that are beyond the control of the Company. Current volatility in commodity prices creates uncertainty as to Paramount's cash flow and capital expenditure budget. The Company will therefore assess results throughout the year and revise budgets as necessary to reflect most current information. The following analysis assesses the magnitude of these sensitivities on the Company's 2003 cash flow using the following base assumptions:

a)   2003 PRODUCTION
     Natural gas                                          160 MMcf/d
     Crude oil/liquids                                    7,000 Bbl/d

b)   2003 AVERAGE PRICES
     Natural gas                                          $5.80Mcf
     Crude oil/liquids (W.T.I.)                           $28.00/Bbl

c)   2003 CASH FLOW                                       $200 million

d)   2003 NET CAPITAL EXPENDITURES                        $150 million

The following analysis assesses the estimated after-tax impact on cash flow with variations in production, price, interest and exchange rates:

------------------------------------------------------------------------------ -----------------
SENSITIVITY (millions of dollars)                                                 CASH FLOW
------------------------------------------------------------------------------ -----------------
     Gas sales change of 10 MMcf/d                                                  13.5
     Gas price change of $0.10/Mcf                                                   3.7
     Oil and natural gas liquids sales change of 100 Bbl/d                           0.8
     Oil and natural gas liquids price change of $1.00/Bbl (W.T.I)                   1.6
     Sensitivity to Canada/US exchange rate fluctuation of  $0.01 CDN                0.5
     Average interest rate change of 1%                                              2.0
------------------------------------------------------------------------------ -----------------


RECENT ACCOUNTING PRONOUNCEMENTS

HEDGING RELATIONSHIPS

The CICA issued Accounting Guideline 13 - Hedging Relationships, which deals with the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The guideline establishes conditions for applying hedge accounting, but does not specify hedge accounting methods. The guideline is effective for fiscal years beginning on or after July 1, 2003. The Company anticipates that adoption of Accounting Guideline 13 will not have a material effect on its consolidated financial statements.

IMPAIRMENT OF LONG-LIVED ASSETS

The CICA recently issued Handbook Section 3063 - Impairment of Long-Lived

Assets. This new Section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets by profit-oriented enterprises. The section is effective for fiscal years beginning on or after April 1, 2003.

Under the new Section, impairment of long-lived assets held for use is determined by a two-step process, with the first step determining when an impairment is recognized and the second step measuring the amount of the impairment. To test for and measure impairment, long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value. This represents a significant change to Canadian GAAP, which previously measured the amount of the impairment as the difference between the long-lived asset's carrying value and its net recoverable amount (i.e. undiscounted cash flows plus residual value). The potential impact of this pronouncement on the Company's consolidated financial statements is not known at present.

DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

The CICA recently issued Handbook Section 3475 - Disposal of Long-Lived Assets and Discontinued Operations, which establishes standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets by profit-oriented enterprises. It also establishes standards for the presentation and disclosure of discontinued operations.

Although earlier adoption is encouraged, section 3475 applies to disposal activities initiated by a company's commitment to a plan on or after May 1, 2003. The Company anticipates that adoption of this pronouncement will not have a material effect on its consolidated financial statements.